UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-20-5 Kanda Misaki-cho,  Chiyoda-ku

Tokyo, 101-0061, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Underwriting Agreement

On July 31, 2023, Pixie Dust Technologies, Inc. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC, as representative of the underwriters named in Schedule 1 thereto (the “Underwriters”), relating to an initial public offering (the “Offering”) by the Company of 1,666,667 American Depositary Shares (the “ADSs”, and each, an “ADS”), each ADS representing one common share, no par value, of the Company, at a price to the public of $9.00 per ADS (the “Offering Price”), before underwriting discounts and commissions. The Offering is expected to close on August 3, 2023, subject to the satisfaction of customary closing conditions. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 250,000 ADSs, representing an additional 250,000 common shares of the Company, at the Offering Price.

Net proceeds to the Company, after deducting underwriting discounts and commissions and before other offering expenses, are expected to be approximately $13.8 million. The Company intends to use the net proceeds for the development and commercialization of its technologies and related products, and for other working capital and general corporate purposes.

The Underwriting Agreement contains customary representations, warranties and covenants by the Company. Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to certain payments the Underwriters may be required to make as a result of any of those liabilities.

The Offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-272476) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became effective on July 31, 2023.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 hereto and incorporated herein by reference.

Issuance of Press Release

On August 1, 2023, the Company issued a press release in English announcing the pricing of the Offering. The press release was also translated into Japanese and issued in Japan.

A copy of the press release is being furnished in this report on Form 6-K as Exhibit 99.1, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, including without limitation, that the Offering will be consummated. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of July 31, 2023, by and between the Company and Boustead Securities, LLC

99.1	Press release of the Company, dated August 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2023	PIXIE DUST TECHNOLOGIES, INC.

	By:	/s/ Yoichi Ochiai
Name: Yoichi Ochiai
Title: Chief Executive Officer